UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 25, 2012

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

PATNI COMPUTER SYSTEMS LIMITED

Registered Office:

Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune — 411 013 India

To

The Holders of American Depositary Shares (“ADSs”) of Patni Computer Systems Limited (the “Company” or “Patni”)

We have asked The Bank of New York Mellon, as depositary (the “Depositary”), under a Deposit Agreement dated as of December 7, 2005, among the Company, the Depositary (then known as The Bank of New York) and owners and beneficial owners of ADSs (the “Deposit Agreement”) to forward the accompanying materials to all holders of the Company’s ADSs in connection with the proposed voluntary delisting of (a) the shares of the Company from the Bombay Stock Exchange Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE”); and (b) the ADSs of the Company from the New York Stock Exchange (the “NYSE”).

You are encouraged to read this letter very carefully.

Pan-Asia iGATE Solutions, a company incorporated under the laws of Mauritius, and iGATE Global Solutions Limited, a company organized under the laws of India, (collectively, the “Promoters”), both subsidiaries of iGATE Corporation, a Pennsylvania corporation, have commenced the process to delist (a) the equity shares, par value of Rs. 2 (the “Shares”) of the Company from the BSE and the NSE and (b) the ADSs, each representing two Shares, listed on the NYSE (clauses (a) and (b), collectively, the “Delisting Proposal”).

Pursuant to the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 (as amended) (“Delisting Regulations”), holders of ADSs will not be permitted to directly tender ADSs in any delisting offer that may be made by the Promoters pursuant to the Delisting Proposal. Instead, if a holder of ADSs wishes to participate in such delisting offer, he, she or it must cancel the ADSs, receive the underlying Shares in accordance with the Deposit Agreement and then tender such Shares.  For details on how to cancel the ADSs and receive the underlying Shares, see “How to Cancel ADSs for Shares” below.

How to Cancel ADSs for Shares

As a holder of ADSs, in order to cancel an ADS and obtain the deposited securities, you must take the following steps:

1.               Deliver the ADSs via The Depository Trust Company (“DTC”) to the Depositary (2504 Account 016201) free of payment. The DTC delivery must reference “see fax instructions” on the DTC comments field 1-4.

PRIVILEGED AND CONFIDENTIAL

2.               Fax the letter of instructions to +1 732 667 9101.

3.               The above letter of instructions must include the following information:

a)              American Depositary Shares, each representing two equity shares, par value Rs. 2 per share of equity shares of Patni Computer Systems Limited;

b)             CUSIP Number;

c)              Number of ADSs;

d)             Corresponding local delivery details (indicate the name of settlement systems (NSDL or CDSL) and the corresponding DP ID/CLIENT ID). The DP ID/CLIENT ID can be obtained from your Indian demat account provider; and

e)              Your contact name, phone number & email address in case the Depositary has any questions with respect to your instructions.

4.               After the Depositary receives the ADSs, valid instructions and fee payment, it will instruct the Mumbai India office of Hong Kong and Shanghai Banking Corp (IN), the custodian for the underlying Shares (the “Domestic Custodian”), to deliver the Shares as instructed with trade date being the day on which the Depositary receives the ADSs and settlement date being the next business day.

5.               Note that the Depositary will charge a fee of $.05 per ADS rounding up to the next 100, in addition to a $17.50 cable fee.

6.               An ADS holder (or his, her or its custodian in India) seeking to cancel an ADS should have a valid Indian demat account in order to accept the delivery of the Shares from the Domestic Custodian. For details on how to set up a demat account, see “Demat Account” below.

If you determine to cancel your ADSs in order to receive Shares to allow you to participate in any delisting offer that may be made by the Promoters pursuant to the Delisting Proposal, please remember to allow a sufficient period of time for the Depositary to cancel your ADSs and deliver the underlying Shares into a valid Indian demat account.

If a holder of ADSs determines to cancel his, her or its ADSs in order to receive Shares, because of Indian regulatory provisions, the Shares that are received in exchange for ADSs by a holder of ADSs cannot themselves be reconverted into ADSs.  Instead, such holder will be required to purchase Shares of the Company through a registered broker in India on a recognized Indian stock exchange in the name of the Depositary for re-issuance of the ADSs to such holder by the

Depositary. For details about the reconversion of ADSs, see “ADS Reconversion” in our letter dated December 6, 2011 to the holders of the ADSs.

Demat Account

As mentioned above, a holder of ADSs should make sure that he, she or it (or, his, her or its custodian in India) has a valid Indian demat account in order to accept the delivery of the Shares from the Domestic Custodian upon the cancellation of the ADSs.

The process of setting up a demat account entails the submission of certain forms and ‘know your client’ (“KYC”) documents per the requirements of the depository participant with which the demat account is being set up. The nature of the forms and KYC documents vary depending on the depository participant.

Opening and/or operating an Indian demat account could be subject to certain costs, taxes, investment risks, regulatory requirements, procedures and time delays, including obtaining a Permanent Account Number (“PAN”), fees and charges for opening and/or operating such demat account and compliance with all applicable Indian regulations relating to opening and/or operating such demat account. Holders of ADSs are advised to consult their investment and/or tax advisors, if any, for risks with respect to the opening and/or operating of an Indian demat account and the transfer of Shares by the Domestic Custodian to such demat account.

If a delisting offer is made by the Promoters pursuant to the Delisting Proposal, the Promoters intend to pay the administrative fees of setting up an Indian demat account by a ADS holder with a designated demat account provider in order to facilitate the participation of such ADS holder in such delisting offer, provided that such ADS holder desires the services of such a designated demat account provider.  ADS holders also have the option to open their demat accounts with a demat account provider of their choice at their own cost and expense.

Obtaining a PAN

A PAN is a ten-digit alphanumeric number, issued by the Income Tax Department (“ITD”) of India. As mentioned above, in order to hold Shares it is compulsory to obtain a PAN to open a demat account in India.

PAN applications are required to be made in Form 49A which is enclosed with this letter. The above-referenced Form 49A can also downloaded from the following websites: http://www.utiitsl.com or https://www.tin-nsdl.com.

The completed Form 49A application can be submitted to either IT PAN Service Centers managed by UTI Infrastructure Technology Services Ltd (“UTIITSL”) or National Securities Depository Limited (“NSDL”) in all cities or towns in India where there is an Income Tax office.

PAN applications will be required to be accompanied by certain information such as proof of identity and address in the case of natural persons. In the event that the PAN applicant is a corporation, an apostiled certificate of incorporation and apostiled constitutional documents of the applicant would also be required.

A fee of INR 944 /- is charged for issuing a PAN (i.e., processing fee INR 85.00 plus service tax INR 9.00 plus mailing charges INR 850.00).

For detailed instructions regarding the PAN card application process, please refer to the above-mentioned websites.  For further information or clarifications, the call centre numbers for UTIITSL and NSDL are given below:

a)                                      UTIITSL: +91-22-67931300

b)                                     NSDL: +91-20-27218080

Completed PAN Applications along with the required supporting documents can be mailed to UTIITSL or NSDL at the following addresses:

a)                                      UTIITSL:

UTI Infrastructure Technology and Services Ltd.,

Plot no 3, Sector 11,

CBD Belapur,

Navi Mumbai — 400614, India

b)                                     NSDL:

Income Tax PAN Services Unit

National Securities Depository Limited

3rd floor, Sapphire Chambers

Near Baner Telephone Exchange, Baner, Pune — 411045, India

In addition, IT PAN Service Centers have been established in all cities or towns in India where there is an Indian Income Tax office. IT PAN Service Centers supply PAN application forms (Form 49A), assist the applicant in filling out the form, collect the filled form and issue an acknowledgement slip. The location of an IT PAN Service Center in any city may be obtained from the local Income Tax Office, or from the Indian Income Tax department website (www.incometaxindia.gov.in).

After obtaining a PAN from the Indian Income Tax department, UTIITSL / NSDL will print the PAN card and mail it to the applicant’s address.

Holders who wish to cancel ADS to acquire Shares in order to participate in any delisting offer that may be made by the Promoters pursuant to the Delisting Proposal, are urged to obtain their PAN and set up a demat account as soon as possible in order to participate in such delisting offer.

THE ABOVE ANALYSIS IS NEITHER EXHAUSTIVE NOR INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF THE REGULATORY REQUIREMENTS AND PROCEDURES RELATING TO THE CANCELLATION OF THE ADSs FOR SHARES, OPENING OF A DEMAT ACCOUNT AND ACQUIRING A PAN. HOLDERS OF ADSs ARE ADVISED TO CONSULT THEIR INVESTMENT AND TAX ADVISORS, IF ANY, FOR FURTHER DETAILS AND RISKS ASSOCIATED WITH THE CANCELLATION OF THE ADSs FOR SHARES, SETTING UP A DEMAT ACCOUNT AND ACQUIRING A PAN.

TO ENSURE COMPLIANCE WITH UNITED STATES TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF ADSs ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY HOLDERS OF ADSs, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS OF ADSs UNDER THE UNITED STATES INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS OF ADSs SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM THEIR OWN INDEPENDENT TAX ADVISORS.

For Patni Computer Systems Limited

Arun Kanakal

Company Secretary

January 25, 2012

* * * * * * * * * *

The Bank of New York Mellon, as Depositary

The information contained in this letter regarding the opening of a demat account and acquiring a PAN has been provided by the Company.  The Bank of New York Mellon is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information.  The Bank of New York Mellon does not, and should not be deemed to express any opinion with respect to the information being provided in this letter.

If you wish to receive a copy of the applicable Deposit Agreement, please consult the website of the Securities and Exchange Commission (at www.sec.gov) to download a copy of the Deposit Agreement which is filed as an exhibit to the Company’s Form F-6 filed on November 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: January 25, 2012	By:	/s/ ARUN KANAKAL
Arun Kanakal
Vice President & Company Secretary